UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2017

SOUTH STATE CORPORATION

(Exact name of registrant as specified in its charter)

Commission file number: 001-12669

South Carolina	57-0799315
(State of incorporation)	(I.R.S. Employer Identification No.)

520 Gervais Street
Columbia, South Carolina	29201
(Address of principal executive offices)	(Zip Code)

(800) 277-2175
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.   Other Events.

On April 27, 2017, South State Corporation, a South Carolina corporation (the “Company”), and Park Sterling Corporation, a North Carolina corporation (“PSTB”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of April 26, 2017, by and between the Company and PSTB (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, PSTB will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger. The Merger Agreement provides that immediately following the Merger, PSTB’s wholly owned bank subsidiary, Park Sterling Bank, will merge with and into the Company’s wholly owned bank subsidiary, South State Bank (the “Bank Merger”), with South State Bank as the surviving entity in the Bank Merger. A copy of the press release containing the announcement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

On April 27, 2017, the Company also provided supplemental information regarding the proposed transaction in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 9.01.             Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated April 27, 2017
99.2	Investor Presentation, dated April 27, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH STATE CORPORATION

By:	/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

Date: April 27, 2017

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated April 27, 2017
99.2	Investor Presentation, dated April 27, 2017